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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                        (Amendment No. ________)*


                    Michael and Anita Kaplan, jointly
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                             (Name of Issuer)


                        Common Stock, $.01 par value
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                       (Title of Class of Securities)


                                34545P 10 5
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                               (CUSIP Number)


Michael and Anita Kaplan, jointly, P.O. Box 10091, Clearwater, Florida 34617
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               July 22, 1996
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                       (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D

CUSIP No.      34545P 10 5
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1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Michael and Anita Kaplan, jointly
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a) / /       (b) / /
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3 SEC USE ONLY



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4 SOURCE OF FUNDS*


OO
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR  2(e)

/ /
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6 CITIZENSHIP OR PLACE OF ORGANIZATION


Florida
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                           7 SOLE VOTING POWER
      NUMBER OF            1,001,152
       SHARES              ----------------------------------------------------
    BENEFICIALLY           8 SHARED VOTING POWER
      OWNED BY             -0-
        EACH               ----------------------------------------------------
     REPORTING             9 SOLE DISPOSITIVE POWER
      PERSON               1,001,152
       WITH                ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                           -0-
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


1,001,152
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


15.7%
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14 TYPE OF REPORTING PERSON


IN
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                                 2 of 6 Pages

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Item 1.  Security and Issuer

     This statement relates to the Common Stock, $.01 par value, of The ForeFront Group, Inc., 1330 Post Oak Boulevard, Suite 1300, Houston, Texas 77056.

Item 2.  Identity and Background

(A)  Michael and Anita Kaplan, jointly
(B)  18820 U.S. Highway 19 North #215, Clearwater, Florida 34624
(C) Michael Kaplan is the President of ForeFront Direct, Inc., and Anita Kaplan is the Office Manager of ForeFront Direct, Inc. ForeFront Direct, Inc. is a wholly owned subsidiary of the Issuer. ForeFront Direct, Inc. is located at 18820 U.S. Highway 19 North #215, Clearwater, Florida 34624.
(D) During the past five years, neither of Michael or Anita Kaplan have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(E) During the past five years, neither of Michael or Anita Kaplan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(F) Michael and Anita Kaplan are citizens of the State of Florida in the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration

     The securities were acquired through an acquisition by the Issuer of AllMicro, Inc., of which Michael and Anita Kaplan, jointly, were sole shareholders.

Item 4.  Purpose of Transaction

     Michael and Anita Kaplan, jointly acquired a total of 1,056,152 shares of Common Stock of the Issuer through a merger of AllMicro, Inc. of which they were the sole shareholders and AllMicro Acquisition Corporation, a wholly owned subsidiary of the Issuer. Pursuant to such merger, the Issuer acquired all of the shares of AllMicro, Inc. and Michael and Anita Kaplan acquired the 1,056,152 shares of the Issuer. The transaction was accounted for as a "pooling of interests".

Item 5.  Interest in Securities of the Issuer.

(A) Michael and Anita Kaplan, currently beneficially own 1,001,152 shares (15.7%) of the Common Stock of the Issuer.
(B) Michael and Anita Kaplan, jointly have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all the shares identified pursuant to Item 5(a).
(C) On October 9, 1996, Michael and Anita Kaplan, jointly sold 55,000 shares of Common Stock of the Issuer at a price of $10.75 per share. The sale was made on the open market by Goldman, Sachs & Company.
(D)  Not applicable.
(E)  Not applicable.

                                 3 of 6 Pages

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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities or the Issuer.

     Of the 1,001,152 shares currently owned by Michael and Anita Kaplan, jointly, 105,615 shares are being held in escrow pursuant to the terms set forth in the Escrow Agreement attached hereto as Exhibit 99.1.

Item 7.  Material to be Filed as Exhibits.

     99.1 Escrow Agreement, dated as of July 19, 1996, by and among The ForeFront Group, Inc., AllMicro Acquisition Corporation, AllMicro, Inc., Texas Commerce Bank, National Association, and Michael and Anita Kaplan.

                                 4 of 6 Pages

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 1996

                                    Signature: /s/ Michael Kaplan
                                    Title: Michael Kaplan

                                    Signature: /s/ Anita Kaplan
                                    Title: Anita Kaplan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                  5 of 6 Pages
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                             EXHIBIT INDEX

Exhibit
Number                       Document Description
-------     --------------------------------------------------------

99.1 Escrow Agreement, dated as of July 19, 1996, by and among The ForeFront Group, Inc., AllMicro Acquisition Corporation, AllMicro, Inc., Texas Commerce Bank, National Association, and Michael and Anita Kaplan.

                                  6 of 6 Pages